June 12, 2009

Maryse Mills-Apenteng, Esq.
Staff Attorney
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington DC 20549-2001

Re:	MICROS Systems, Inc. Form 10-K for Fiscal Year Ended June 30, 2008 Filed August 29, 2008 File No. 000-09993

Dear Ms. Mills-Apenteng:

MICROS Systems, Inc., has received the comments letter sent by the U.S. Securities & Exchange Commission dated June 5, 2009, which was a follow-up to the comments letter dated April 8, 2009.  We are reviewing the comments in the June 5 letter, and assembling the information necessary for our response, and will file the response on or before June 30, 2009.

Gary C. Kaufman
Executive Vice President and Chief Financial Officer, MICROS Systems, Inc.